SIMPSON THACHER & BARTLETT LLP

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July 17, 2013

VIA EDGAR

Re: Nielsen Finance LLC, Nielsen Finance Co. Registration Statement on Form S-4 Filed on June 19, 2013 File No. 333-189456

Mark P. Shuman

Branch Chief—Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Shuman:

On behalf of Nielsen Finance LLC and Nielsen Finance Co. (together, the “Issuers”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offer to exchange up to $800,000,000 of aggregate principal amount of the Issuers’ 4.50% senior notes due 2020 and the guarantees thereof (the “New Notes”) for a like principal amount of the Issuers’ outstanding 4.50% senior notes due 2020 and the guarantees thereof, which were issued on October 2, 2012 (the “Old Notes”). The Registration Statement has been revised in response to the Staff’s comments, as well as to update certain other information.

In addition, we are providing the following responses to your comment letter, dated July 12, 2013, regarding the above referenced filing. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

General

1.	We are in receipt of a confidential treatment request by The Nielsen Company B.V., CF Control 29707, filed April 25, 2013, and will promptly provide comments, if any, by separate letter. Any issues with respect to that confidential treatment request of the parent-guarantor must be resolved, prior to the desired effective date.

We note the Staff’s comment.

Prospectus Summary

Summary of the Terms of the Exchange Notes, page 6

2.	Please tell us the consideration you have given to identifying the entities that are “Restricted Guarantors.” It appears you should summarize the purpose and potential impact of indenture provisions that distinguish between the categories of guarantors. Ensure that the description of the guarantees in the body of the prospectus includes a reasonably concise explanation of any material differences between categories of guarantors with regard to releases of the guarantees, restrictions on future indebtedness, or as otherwise material.

We have revised the prospectus on pages 8 and 124 to clarify the difference between Restricted Guarantors and other guarantors. Specifically, all guarantors, except The Nielsen Company B.V. and its immediate subsidiary, VNU Intermediate Holding B.V., are subject to the restrictive covenants contained in the indenture and are thus Restricted Guarantors. The Nielsen Company B.V. and VNU Intermediate Holding B.V. are not subject to any of the restrictive covenants contained in the indenture that are not payment covenants and are thus not Restricted Guarantors.

Signatures, page II-7

3.	For A. C. Nielsen (Argentina) S.A. and all other foreign guarantors, please provide the signature of the authorized representative in the United States. Refer to Instruction 1 under Signatures in Form S-4.

We note that A. C. Nielsen (Argentina) S.A. is incorporated in Delaware and is not a foreign guarantor. With respect to other entities that are foreign guarantors, in response to the Staff’s comment, we have revised signatures to comply with Instruction 1 under Signatures in Form S-4.

Signatures, page II-24

4.	For the applicable guarantor, provide the signatures of the person(s) serving as the principal executive offer, principal financial officer, and the controller or principal accounting officer, and indicate each capacity in which the signatures are provided.

We have revised the signature page to comply with this comment.

Exhibit Index, page II-37

5.	Please tell us why the agreements that are the subject matter of the parent-guarantor’s request for confidential treatment referenced in comment one above are not included among the listed exhibits. In your response letter provide your analysis of whether any other material agreements to which guarantor-registrants are parties are required to be filed as exhibits. Refer to Item 601(b)(10) and footnote (1) to the Exhibit Table in Item 601(a) of Regulation S-K.

In response to the Staff’s comment, we have revised the exhibit index to include all material agreements to which guarantor-registrants are parties and are required to be filed as exhibits, including the agreements that are the subject matter of the parent-guarantor’s request for confidential treatment.

Exhibit 5.2

6.	Please submit a revised opinion that omits the limitation on reliance in the second sentence on page 5. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (October 14, 2011).

We have submitted a revised opinion in response to the Staff’s comment.

Exhibit 5.3

7.	Please eliminate the phrase “solely for” from the first paragraph under the heading “5. Addressees and Purpose”.

We have submitted a revised opinion in response to the Staff’s comment.

Exhibit 5.4

8.	The assumption included in paragraph 2.8 appears to assume facts that could have been ascertained in the process of rendering of the opinion. Please file a revised opinion that removes the assumption. Alternatively, tell us the nature of the arrangements prohibited by section 60 of the Companies Act of 1963 (as amended) and explain why it is not possible to conclude that the company is not providing such financial assistance.

We have submitted a revised opinion in response to the Staff’s comment and comment 10 below.

9.	Paragraph 4.2 indicates that no opinion is expressed concerning whether the obligations of The Nielsen Company Finance (Ireland) Limited under the Indenture are valid, legally binding on, and enforceable against that company. It is unclear how this opinion satisfies Item 601(b)(5)(i) of Regulation S-K as it applies to the guaranty. Please file a revised opinion.

In response to the Staff’s comment and comment 11 below, the Issuers respectfully submit that the legal opinions provided collectively comply in full with Staff Legal Bulletin No. 19 without additional opinions as to validity, binding obligations or enforceability. Specifically, given that the indenture is governed by the law of the State of New York, whether the guarantees when issued will be binding obligations of, and enforceable on, the various guarantors (including The Nielsen Company Finance (Ireland) Limited) is a matter of New York state law. Simpson Thacher & Bartlett LLP has issued an opinion as Exhibit 5.1 to the effect that the guarantees will be binding obligations of, and enforceable on, all guarantors under New York law, which opinion assumes only for non-Delaware entities the due execution, authentication, issuance and delivery of the New Notes and the due issuance of the guarantees in rendering such opinion. Those assumptions are, in turn, addressed by the opinions provided by other counsel in Exhibits 5.2 through 5.5. Thus, in combination, the opinions comply with Staff Legal Bulletin No. 19, and in particular Section II.B.1.e thereof.

10.	Please file a revised opinion that omits the limitation on reliance that appears immediately below paragraph 4.2.

Please refer to the response to comment 8 above.

Exhibit 5.5

11.	Exhibit 5.5 does not opine on whether the guarantees when issued will be binding obligations of the Illinois entities. Please revise the opinion.

Please refer to the response to comment 9 above.

* * * * *

Please do not hesitate to call Joseph H. Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Nielsen Finance LLC

Nielsen Finance Co.

James W. Cuminale, Esq.

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